CONFIDENTIAL

August 13, 2020

Daniel Morris/Lilyanna Peyser

Ta Tanisha Meadows/Jim Allegretto

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wunong Net Technology Co Ltd
Amendment No. 3 to Draft Registration Statement on Form F-1
Submitted April 24, 2020
CIK No. 0001787803

Dear Mses. Peyser and Meadows and Messrs. Morris and Allegretto,

On behalf of our client, Wunong Net Technology Co. Ltd , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 19, 2020. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 4 to registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments, appointment of underwriters and the terms of the proposed public offering and included updated interim financials and Management’s Discussions and Analysis through December 31, 2019.

Amendment No. 3 to Draft Registration Statement on Form F-1

Sale of Food Products on our Website, page 72

1. We note your response to prior comment 11. Please disclose whether you have private label products. In addition, please describe the e-commerce platforms that you use to source over 50% of your products and whether these products are purchased at retail or discounted prices.

Response:

The Company has a private label for wine. The Company does not source its products from other e-commerce platforms. Rather, over 50% of the products are also available for purchase on other e-commerce platforms. To further clarify this, we have amended the relevant paragraph to read:

“Approximately 33% of our products are exclusive to our Website (including our private labelled wines), approximately 54% are available on other e-commerce platforms for purchase and the remainder of our portfolio may be obtained from a myriad of other sources, for example, brick and mortar stores.”

Local Service Centers, page 74

2. We note your response to prior comment 12. Please disclose how the agreements may be terminated and by whom. In addition, please clarify whether negotiations are conducted by you or your local service center and whether local service centers are authorized to enter into agreements on behalf of the company.

Response:

Either party (i.e. the Company or local service center) may terminate the agreements with one month’s notice.

Additionally, the Company may terminate the agreement if:

●	the local service center has no business with the Company for two months
●	the local service center is not able to meet its budget for three consecutive months
●	the local service center breaches the agreement

The Company conducts the negotiations directly with suppliers and local service centers assist the Company in collecting relevant product information. The local service centers are not authorized to enter into any agreements on behalf of the Company.

These additional disclosures have been made on page 74 of the Revised Draft Registration Statement.

Quality Control Team, page 74

3. We note your response to prior comment 14. Please describe the process by which you judge whether products meet national or industry quality standards. For example, please tell us where these standards are outlined and the authority upon which private parties (including you and your third-party inspectors) are legally permitted to determine whether national or industry food standards have been met.

Response:

The Company requires that all suppliers to provide their qualifications, including but not limited to business licenses, food production licenses, food business licenses, organic food licenses, Green Food licenses, Intangible Cultural Heritage Licenses etc. The Company verifies these licenses at the relevant PRC government websites (e.g. National Certification and Accreditation Supervision Committee and the State Administration of Industry and Commerce) to be assured that the suppliers meet the applicable national standards and accreditations.

Restaurants, page 74

4. We note your response to prior comment 13 and reissue. Please describe your projected timeline for the launch of 300 restaurants in 2020 and 1,000 restaurants within three years. In this respect, please describe the milestones that must be achieved to create a safe food supply chain, a robust management catering system, and an effective marketing campaign; and when these milestones must be met in order to meet your goal of 1,000 restaurants in three years. Please also describe your franchise fee structure in greater detail. If you have not determined your fee structure, please disclose this fact and describe the impact of this uncertainty on your ability to attract potential franchisees.

Response:

In spite of the current COVID-19 pandemic, the PRC reopened and resumed business in April 2020. The Company had however been actively deploying its restaurant expansion and franchising plans immediately after Chinese New Year in February (mostly via calls and video calls) and negotiating final terms with potential franchisees.

In the first stage of expansion, the Company expects to launch 50 - 70 franchise restaurants June 30, 2020 and another 40 restaurants each month thereafter. The Company expects to maintain the same expansion rate of 300 new franchise restaurants for each year in 2021 and 2022.

The Company, in its first-launched restaurant, had already adopted an online smart ordering system (via its app in smart phones), an automated waiter system and kitchen facilities. All these comprise its catering management system, which it plans to roll-out to its franchisees.

The Company’s suppliers of food products for its e-commerce platform are also the same suppliers of food for its restaurants, thus ensuring a safe and robust food supply chain.

Finally, all the planned franchise restaurants are situated adjacent to local service centers. As such, the Company’s marketing campaign centers around marketing at the local service centers and online.

The Company has also confirmed its franchising fee structure. It comprises a one-off franchising fee of RMB50,000 and an annual management fee of RMB10,000 for standard-size (around 200 square meters) restaurants; and a one-off franchising fee of RMB 10,000 and annual management fee of RMB 5,000 for smaller-sized (around 50 square meters) restaurants.

Social Media, page 88

5. Refer to the final paragraph of this section. To the extent that measures such as daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts, and sales performance rankings are key performance indicators in managing your business, please consider revising your MD&A to include a discussion of how these measures are calculated and used, along with a discussion of comparative period amounts. Alternatively, explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC Release 33-10751.

Response:

Acquisition Strategy, page 88

6. We note that in response to prior comment 4 you disclose that you have identified multiple potential upstream targets. Please revise to describe the businesses of the targets and the status of each negotiation, if these potential transactions are material. In addition, please update your Use of Proceeds to better reflect your intent to use proceeds as part of a current acquisition strategy.

Response:

The Company has identified three key potential targets that is in active negotiation with the existing suppliers of Huoshanyan Rice, Yangxian Black Rice and Jinhuakui Noodle respectively. The Company has however not entered into any MOUs, LOIs or agreements regarding these potential acquisitions yet and intends to acquire these targets by issuing shares. Accordingly, it does not anticipate utilizing any proceedings from the Offering for the acquisitions.

Consolidated Financial Statements, page F-1

7. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F.

Response:

The Company has included its audited financial statements for Fiscal Year 2019 and updated its discussions and disclosures elsewhere in the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Value added taxes (“VAT”), page F-14

8. We reviewed your response to comment 25. As previously requested, please disclose your accounting policy related to VAT. Refer to ASC 606-10-32-2A.

Response:

The Company has revised the disclosure of Value added taxes as following in Note 3 of the Notes to consolidated financial statements for the year ended December 31, 2019.

Sales represent the invoiced value of goods, net of VAT. The VAT is based on gross sales price and VAT rates, depending on the type of products sold. The VAT may be offset by VAT paid by the Company on inventory acquired. The Company recorded a VAT payable net of payments in the accompanying financial statements. All of the VAT returns of the Company have been and remain subject to examination by the tax authorities for five years from the date of filing.

Before April 30, 2019, the Company’s product sales revenues were subject to VAT at a reduced rate of 3% and subject to surcharges at a reduced surcharge rate of 6% of the VAT payable since the Company is qualified as a small-scale enterprise. Starting from May 1, 2019, the Company no longer qualifies as a small-scale enterprise. The Company’s grains, oil, and spices products are subject to 9% VAT and the other products are subject to 13% VAT. All the Company’s products are subject to tax surcharges at 12% of the VAT payable.

General

9. In appropriate places in your prospectus, including the Risk Factors and Management’s Discussion and Analysis sections, and in light of changing trends and the overall global economic outlook, please further describe, and quantify to the extent possible, any known trends and uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations, in light of the impact of COVID-19 on your business, and the associated risks to you business. Please refer to CF Disclosure Guidance: Topic No. 9, as well as Items 105 and 303(a)(3)(ii) of Regulation S-K.

Response:

Responsive to CF Disclosure Guidance: Topic No. 9, as well as Items 105 and 303(a)(3)(ii) of Regulation S-K, the Company has included a “Coronavirus (COVID-19) Update” in its Summary as well as in its Management’s Discussion and Analysis sections. Additionally, it has added a risk factor under “Risks Related to Our Business and Industry” titled “We are exposed to the risks of an economic recession, credit and capital markets volatility and economic and financial crisis as a result of the COVID-19 virus pandemic, which could adversely affect the demand for our products, our business operations and expansion plans and our ability to mitigate its impact and provide timely information to our investors and the SEC.” and footnote no. 13 to its financial statements.

* * *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law , the audit engagement partner at Friedman LLP, Lola Cheng by telephone at (516) 281 9179 or via email at CLu@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc.	Friedman LLP (Lola Cheng, CLu@friedmanllp.com)
Wunong Net Technology Co. Ltd (hoganzhang89@yahoo.com.hk ;xcb@wnw108.com)